JCR 行動規範

　㈱日本格付研究所（以下「JCR」と言います。）は、格付会社が金融市場において果たしている重要な役割を十分に自覚し、その適正な業務運営を確保するために、次の行動規範を制定し、これを遵守します。

第1章　質の高い信用格付プロセスの維持

（信用格付と結果の検証）
第1条　JCR は、あらかじめ定められた信用格付の付与に係る方針および方法（以下「格付付与方針等」といいます。）に従い、利用可能な全ての関連情報の十分な分析に基づいて信用格付を付与します。格付付与方針等は厳格かつ体系的なものとし、これを明文化して公表します。その結果としての信用格付の妥当性については過去の実績に基づいて客観的な検証を行います。

（担当格付アナリストによる信用格付）
第2条　JCR は、担当する分野の信用格付に十分な専門的知識および技能を有する格付アナリストに前条で述べた格付付与方針等に従って信用格付を担当させます。ただし、信用格付の結果は JCR の意見を代表するものです。JCR は格付対象の金融商品または法人の信用状態に関する評価に関して不適切な表現や誤解を生じさせるような分析、報告が行われることを回避するために必要な措置を講じます。

（格付担当チームと信用格付を決定する合議体）
第3条　JCR は、格付アナリスト複数名で構成されるチームに信用格付を担当させます。格付担当チームの組成に関しては、格付アナリストが適切な信用格付を付与するに足りる十分な専門的知識および技能を有するかどうか、信用格付の付与のために十分な情報が得られるかどうか、また格付関係者との間で利益相反のおそれがないかどうかにつき確認するとともに、信用格付の継続性を確保し得るかどうか、また信用格付の付与に当たって予断を有していないかどうかに留意します。その分析に基づき、格付担当チームは、信用格付について、信用格付に関して十分な専門的知識および技能を有する構成員からなる信用格付を決定する合議体に対して提案を行い、当該合議体が信用格付を決定します。

（使用情報の質）

第4条　JCR は、信用格付を付与する過程で使用する情報が、信用格付の信頼性を維持するのに十分な質を有するように適切な措置を講じます。また、過去に信用格付を付与した資産証券化商品の設計と著しく異なる資産証券化商品に信用格付を付与する場合には、信用格付公表時にその旨を明らかにします。

（信用格付付与の可能性の検討）

第5条　JCR は、適切な経験を有する複数の上級管理者を構成員に含む検討機関を設置し、過去に信用格付を付与した資産証券化商品と設計が著しく異なる資産証券化商品について信用格付を付与することが可能かどうか検討します。過去に信用格付を付与した資産証券化商品と設計が著しく異なる資産証券化商品についてその複雑性もしくは設計、または資産証券化商品の裏付資産に関する確実なデータの欠如等によって、信頼できる信用格付を付与することに重大な疑念がある場合は、信用格付を付与しません。

（格付付与方針等の見直し）

第6条　JCR は、格付基準を決定する合議体を厳格な正式機関として設置し、当該合議体が格付付与方針等およびその重要な細則（使用モデルを含みます。）ならびにそれらに対する変更を定期的に見直します。

（格付付与方針等の評価）

第7条　JCR は、資産証券化商品に信用格付を付与するための現行の格付付与方針等およびその重要な細則（使用モデルを含みます。）が、資産証券化商品の裏付資産のリスク特性が大きく変化した場合に適切性を維持できるかどうか評価します。

（信用格付に関する記録の保存）

第8条　JCR は、信用格付に関連した内部記録を、社内規程の定める期間保存します。

（信用格付の見直し、撤回）

第9条　JCR は、信用格付について定期的に見直しするほか、信用格付に影響を及ぼす可能性のある事象が発生する都度見直し、見直し結果に基づいて適切なタイミングで信用格付を更新します。信用格付の見直しには、

それまで得られた全ての経験を反映させるほか、格付付与方針等や信用格付の前提に変化があった場合は必要に応じてこれを反映させます。信用格付を撤回する場合は信用格付の対象が消滅する場合を除き、その旨公表するとともに、当該信用格付を引き続き公表する場合は、最終の更新時期と今後更新されない旨を明らかにします。

（信用格付の見直しのための措置）

第 10 条　JCR は、信用格付の見直しのために人的資源および財源が適切に配賦されるよう必要な措置を講じます。

（別チームによる見直し）

第 11 条　JCR は、資産証券化商品の信用格付については、当初信用格付を担当したチームとは別のチームに信用格付の見直しを担当させます。いずれのチームもタイムリーに適切な信用格付を付与するのに十分な専門的知識および技能を有する格付アナリストから組成させます。

（助言の禁止）

第 12 条　JCR およびその役職員は、法人、法人が発行する有価証券または法人に対する債権に信用格付を付与する場合、当該法人の組織形態ならびに主要な資産および負債の構成について助言することを禁じられます。また、金融商品または法人に信用格付を付与する場合、当該金融商品または当該法人の設計に関する重要な事項について助言することを禁じます。

（法令等遵守）

第 13 条　JCR およびその役職員は、本行動規範、社内規程および全ての関連法令等を遵守します。JCR は、あらかじめ定めた社内規程に従い、信用格付業務全般に係る専門的な知識と十分な経験を有し、法令または社内規則等に精通する者の中から、法令等遵守全般に関する事項を主管するチーフ・コンプライアンス・オフィサーを任命します。社内で法令等に反する行為が現に行われ、またはすでに行われたことを知ったとき、またはそのおそれがあると判断したとき、役職員は、直ちにチーフ・コンプライアンス・オフィサーに報告する義務を有し、それに対してチーフ・コンプライアンス・オフィサーは直ちに所要の対応措置を講じます。この場合、報告した役職員は、不利益な取扱いを受けることがないよう保障されます。

（役職員の公正性、誠実性）

第14条　JCR の役職員には公正かつ誠実な者を雇用し、特に格付アナリスト
には高い水準の公正性と誠実性を維持させます。JCR およびその役職
員は、公正かつ誠実を旨として発行体、投資家その他の市場参加者およ
び一般公衆に対応します。なお、格付付与方針等およびこれに関連する
事項に基づき予想される信用格付を格付関係者に対してあらかじめ提
供する行為を除いて、信用格付が決定される前に特定の信用格付を信用
評価の結果として格付関係者との間で約束する行為は、明示的にも黙示
的にも一切行いません。

第2章　格付会社としての独立性の維持と利益相反行為の禁止

（信用格付の独立性、客観性の維持）

第15条　JCR およびその格付担当者は、名実ともに信用格付の独立性および
客観性を維持し、業務を公正かつ的確に遂行するために、専門的な見地
に立って十分な配慮に努めます。信用格付は、その信用格付が JCR、
格付関係者、投資家その他の市場参加者に及ぼす可能性のある経済的ま
たは政治的等の潜在的影響を考慮せずに、信用力評価に関連する要因の
みに基づいて決定します。また、信用格付は、JCR と格付関係者との
業務上の関係の存否またはその可能性により影響を受けません。

（利益相反関係の除去、管理等）

第16条　JCR は、JCR 自体または格付担当者の判断および分析に影響を及
ぼす可能性のある現実的または潜在的な利益相反関係を特定した上で、
これを除去または管理し、必要に応じて開示するための手続きを社内規
程として制定します。現実的または潜在的な利益相反関係の開示は、明
瞭、簡潔、十分で、かつ内容の特定が可能なものとし、適切なタイミン
グでこれを行います。また、格付関係者が発行者である有価証券（国債、
地方債を除きます。）またはその派生商品の保有 [1]は、JCR 自体に対し
て、これを禁じます。

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[1] 当該保有者については、金銭の信託契約等に基づき発行者の株主として議決権その他の権利の行使やそ
の指図が出来る場合や、投資一任契約等に基づき有価証券に対する投資に必要な権限を有する場合が含ま
れます。（以下同じ。）

（規制監督機能に関与している職員の信用格付担当の制限）

第17条　JCR は、発行体等格付対象者が信用格付機関に関する監督機能を有している（例えば、政府など）、又は現に監督機能を得ようとしている場合、その信用格付の付与については、監督機能に関与している職員とは別の職員を従事させます。

（関連業務等における利益相反除去）

第18条　JCR は、関連業務およびその他業務を行う場合は、信用格付の付与または提供等に不当な影響を及ぼすおそれのあるものを特定し、その除去、管理または最小化するための仕組みを確保します。関連業務の具体的内容は別途公表します。

（料金体系）

第19条　JCR は、格付依頼人との間で結ぶ料金契約の一般的な体系を開示します。

（大口収入先の管理）

第20条　JCR は、直近の事業年度において、単一の格付関係者から多額の報酬の支払いを受けている場合、利益相反を回避するための適切な管理方法を社内規程において定めます。

（資産証券化商品の関連情報の開示）

第21条　JCR は、投資家および他の格付会社等、第三者が資産証券化商品に信用格付を付与した格付会社とは独立して分析することが可能となるように、第三者が当該信用格付の妥当性を評価するために重要と認められる情報の項目を整理して公表します。また、格付関係者に対して当該関連情報を開示するよう働きかけを行います。JCR は、資産証券化商品の信用格付を公表する場合に、当該働きかけの内容および当該関連情報が上記の者により開示されているか否かを明らかにします。やむを得ない事情により、情報開示の働きかけの内容および情報開示の状況の公表を信用格付の公表後に行わざるを得ない場合、可能な限り速やかに対応することとします。

第3章　役職員の独立性維持と利益相反行為の禁止

（給与体系等）

第22条　JCR は、現実的または潜在的な利益相反関係を除去し、または実効的に管理できるように役職員の指揮系統および給与体系を定めます。チーフ・コンプライアンス・オフィサーは、信用格付業務の実績に従って報酬等を定められ、また評価されることはありません。格付担当者は、その担当する格付関係者の信用格付に関連して受ける収入金額に従って報酬等を定められ、または評価されることはありません。また、格付担当者は、格付関係者との料金交渉に関与させません。

（給与体系の見直し）

第23条　JCR は、信用格付プロセスの公正かつ的確な実施に支障を及ぼさないことを確保するために、チーフ・コンプライアンス・オフィサーおよび格付担当者の給与体系について公式かつ定期的な見直しを実施します。

（信用格付への関与制限）

第24条　JCR は、役職員が下記の各号のいずれかに該当する場合は、担当格付アナリストから排除するとともに、信用格付を決定する合議体の審議、決定に参加させません。

　　　　１．格付関係者が発行する有価証券またはその派生商品を保有している場合

　　　　２．格付関係者の関連先が発行する有価証券またはその派生商品を保有している場合

　　　　３．最近 1 年間において格付関係者との間で利益相反を招くおそれのある雇用関係（役員又はこれに準ずる者であった場合を含む。）またはその他重要な業務上の関係を有していた場合もしくは現に有している場合

　　　　４．格付担当者が格付関係者の役員またはこれに準ずる者の親族（配偶者並びに一親等内の血族及び姻族）である場合

　　　　５．格付関係者の役職員またはその代理人との間で、現実的または外見的に利益相反を招くおそれのある個人的関係を有していると、チーフ・コンプライアンス・オフィサーが判断した場合

（格付担当者による有価証券等取引の禁止）

第25条　　JCR は、格付担当者（生計を同一にする直系親族を含みます。）による、自己または他人のためにその担当する格付関係者が発行する有価証券およびデリバティブ（当該格付関係者が発行する有価証券また

は当該格付関係者に関するものに限ります。）の売買その他の取引等を禁じます。

２．格付担当者（生計を同一にする直系親族を含みます。）は、前項に該当しない有価証券またはデリバティブの売買その他の取引等を行う場合、全てチーフ・コンプライアンス・オフィサーの事前の承認を得なければならないこととします。チーフ・コンプライアンス・オフィサーは、関係部室長とも相談のうえ、当該取引が格付担当者が担当格付アナリストとして担当する業種と同一業種の発行者である場合等、利益相反のおそれがあると判断した場合はこれを禁止することとします。

（金品等供与に関する禁止）
第26条　JCRは、格付担当者が信用格付の付与に係る過程で、格付関係者に金銭または物品（同一日における総額が三千円以下であり、かつ業務上必要と認められるものを除きます。）の交付を受け、その交付を要求し、またはその交付の申込みを承諾することを禁じます。

（利益相反の恐れのある個人的関係の報告）
第27条　JCRは、格付担当者がその担当する格付関係者の役職員またはその代理人等との間で、実質的または外見的に利益相反を招く恐れのある個人的関係を有している場合は、社内規程に従いチーフ・コンプライアンス・オフィサーに報告させるようにします。

（離職格付アナリストの業務内容の調査）
第28条　JCRは、格付アナリストがJCRを離職し、その者が信用格付を担当した格付関係者に就職した場合には、当該格付アナリストの当該格付関係者に対する業務内容を検証するための社内手続きを定めます。

第4章　信用格付情報の公開

（信用格付等の公表）
第29条　JCRは、信用格付が決定された場合は、適切なタイミングでこれを公表します。信用格付には、最後の更新時期があわせて示されます。信用格付および格付事由を含むレポートの公表に関する方針は一般に明らかにします。

（信用格付に使用した格付付与方針等の公表）

第30条　JCR は、信用格付の公表にあたってはその信用格付を決定するのに
用いられた格付付与方針等のなかの主なものは何かまたはどの時点の
格付付与方針等かを、その格付付与方針等が閲覧可能な場所とあわせて
明らかにします。また、信用格付が格付付与方針等のなかの複数のもの
に基づいている場合または主たる格付付与方針等のみを用いることに
よって投資家が信用格付の持つ他の重要な側面を見落とす可能性があ
る場合には、信用格付の公表時にその旨を明らかにします。更に、異な
る格付付与方針等や他の重要な論点が信用格付の決定にどのように考
慮されたかも明らかにします。

（信用格付公表の方法）

第31条　JCR は、信用格付を公表する場合は、無料かつ誰でも知り得るよう
な方法で公表します。信用格付を撤回する場合も同様な方法で行います。

（信用格付に関する情報の公表）

第32条　JCR は、外部の第三者がその信用格付決定に至った過程を理解でき
るように信用格付の手続き、方法および前提条件に関して十分な情報を
公表します。こうした情報には、各格付記号の意味、デフォルトの定義
および信用格付の対象期間等が含まれます。また、信用格付を公表する
場合はその信用格付の主な決定要因を、格付事由として、プレス・リリ
ースまたはホームページに掲載するレポートで明らかにします。

（資産証券化商品に関する情報開示）

第33条　JCR は、資産証券化商品に信用格付を付与する場合は、その商品を
購入しようとする投資家がその信用格付の根拠を理解できるように、損
失およびキャッシュ・フロー分析に関する十分な情報を開示します。ま
た、資産証券化商品の信用格付の前提条件の変化に対する感応度につい
て、どの程度分析しているかも明らかにします。

（資産証券化商品の格付記号）

第34条　JCR は、資産証券化商品の格付記号として通常のコーポレート等に
対する信用格付の格付記号と同じものを使用します。ただし、資産証券
化商品の信用格付の公表にあたっては、同信用格付とコーポレート等の
信用格付の相違点をプレス・リリースまたはホームページに掲載するレ
ポートのなかで説明します。また、格付記号の意味は明確に定義すると
ともに、全ての種類の資産証券化商品に整合的にその格付記号を付与し

ます。

（信用格付に関する理解支援）

第 35 条　JCR は、投資家が信用格付の意味および信用格付の付与された特定の金融商品についての信用格付利用の限界に関して、より一層理解を深めるよう支援します。また、信用状態に関する意見としての信用格付の特性およびその限界ならびに JCR が信用格付を付与した格付関係者から提供を受け所定の手続きにより十分な品質があるものと判断して利用した情報の検証の限界について明らかにします。

（格付関係者の異議に対する対応）

第 36 条　JCR は、信用格付の公表に先立って、格付先または格付先が指定するその他の格付関係者に対してその信用格付の決定要因となった主要な情報と主要な論点を知らせます。格付関係者は、これに対してより正確な信用格付を付与されるように JCR が利用した主要な情報に関し事実誤認等の異議を述べるために必要な合理的な時間が与えられます。その異議に対しては、他の格付アナリストによる再調査、信用格付を決定する合議体の再審議等により対応します。

（デフォルト実績率に関する情報の公表）

第 37 条　JCR は、信用格付の透明性を高めるとともに市場が信用格付のパフォーマンスを判断出来るようにするために、格付記号毎のデフォルト実績率または格付遷移等の統計を公表し、利害関係者がその理解を深め、可能な限り異なる格付会社との間で信用格付の質を比較出来るようにします。デフォルト実績率が何らかの事情により統計的に意味を失い、または信用格付利用者の判断を誤らせる恐れがある場合は、その要因を説明します。デフォルト実績率に関する情報は、投資家において異なる格付会社間でのパフォーマンスの比較が容易になるように、信用格付のパフォーマンスに関する検証可能で定量化されたヒストリカル・データを含むものとします。

（非依頼信用格付の公表）

第 38 条　JCR は、当該格付先の業界内でのシェアが高い等の理由から、その信用格付の公表が JCR の信用格付全般の精度向上に資すると判断される場合に、当該格付先の了解を得た上で非依頼信用格付を付与し（国に対する信用格付を除く）、付与した場合はこれを遅滞なく公表します。その場合、格付記号に p 記号を付加することにより、その信用格付が格

付先の依頼に応じて付与されたものでないことを明らかにします。格付
関係者とのインタビューの実施または非公表情報の入手が一部または
全部不可能な場合であっても、用いられる情報について十分な品質を確
保できる場合、格付関係者の依頼によらず信用格付を付与します。信用
格付を格付関係者の依頼によらず付与する場合であっても、通常の依頼
信用格付の場合と同様なプロセスと情報に基づいて信用格付を付与す
ることに努めます。なお、国に対する信用格付については、依頼によら
ず付与し公表する場合であっても、格付記号に p 記号を付加しませんが、
この場合は非依頼信用格付である旨を公表に際し表示します。

（格付付与方針等の変更の公表）
第 39 条　JCR は、既存の格付付与方針等を変更する場合は、変更前の格付付
与方針等を前提として信用格付を利用してきた者に混乱が生じること
のないように慎重に考慮します。変更した個所については、その全部を
公表します。

第 5 章　機密情報の取扱い

（機密情報の保護）
第 40 条　JCR は、信用格付業の業務に関して知り得た秘密（以下「機密情報」
と言います。）の管理およびその機密性保護のために、社内規程とその
実施体制を整備します。JCR および役職員は、守秘契約または機密保
持合意上許される場合や法令上の要請がある場合を除いて、機密情報を
プレス・リリース、セミナー、投資家等との対話等あらゆる場合におい
て開示しません。役職員の退職後も、退職時の契約により機密情報の保
護義務を課します。

（機密情報の使用）
第 41 条　JCR は、機密情報を信用格付目的のみに、または格付関係者との守
秘契約の規定に準拠して使用します。

（保有資産および記録の保護措置）
第 42 条　JCR の役職員は、保有資産および記録を詐取、窃取または悪用から
保護するためにあらゆる合理的措置を講じます。

（機密情報保有時の有価証券等取引の禁止）

第43条　JCR は、役職員が取引先に関する機密情報を保有しているときは、自己または他人のための当該取引先が発行する有価証券等およびデリバティブ（当該取引先が発行する有価証券または当該取引先に関するものに限ります。）の取引を禁じています。役職員の退職後も、退職時の契約により、退職前に保有していた格付関係者を含む取引先に関する機密情報に基づく同様な取引を禁じます。

（機密情報の取扱い等に関する規程の遵守）

第44条　JCR は、役職員に対して、機密情報の取扱いと証券取引に関する社内規程を熟知させ、同規程を遵守している旨定期的に確約させます。

（一部開示の禁止）

第45条　JCR は、信用格付に関し、公表していない重要な見解や将来の信用格付の見込みについて、格付関係者およびその代理人を除き、特定者のみに開示することはしません。

（機密情報の取扱いの限定）

第46条　JCR は、信用格付にかかる機密情報の取扱いをその格付担当者およびあらかじめ指定された役職員に限定し、格付判断上必要な場合を除き、他の格付アナリストに機密情報を共有させません。

（機密情報の保有等の制限）

第47条　JCR の役職員は、有価証券等取引の目的等、JCR の業務遂行以外の目的で機密情報を保有または使用しません。

第6章　本行動規範の公表および市場参加者等の意見等の取扱い

（本行動規範の準拠規範等）

第48条　本行動規範は、証券監督者国際機構の定めた「信用格付機関の活動に関する原則」（"the IOSCO Principles Regarding the Activities of Credit Rating Agencies"）および「信用格付機関の基本行動規範」（"the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies"）に準拠して定められたものです。JCR は、本行動規範を実施するために必要に応じて社内規程を制定し、また役職員に周知徹底させる措置を

講じます。本行動規範に変更があった場合は、その内容および変更後の
行動規範の実施のための措置を適時に公表します。

（意見等受付部署の設置）

第49条　JCRは、市場参加者および一般公衆からの意見、質問、苦情を受付
　　　　ける部署を設置し、そこで受け付けた意見等が信用格付に関する施策の
　　　　策定に反映され得る体制をとることとします。

（ホームページ上の表示）

第50条　JCRは、そのホームページ上において、（1）JCR行動規範、（2）
　　　　格付付与方針等および（3）JCR信用格付の過去のパフォーマンスに
　　　　関する情報へのリンクを明確な場所に表示します。

付　　則

（用語の定義）

第1条　本行動規範の用語は次の定義によります。

1. 格付担当者

格付アナリストおよび最終的な信用格付を付与する合議体の構成員を言います。

2. 格付関係者

信用格付の対象となる法人、金融商品の発行体および金融商品のアレンジャー等、金融商品取引業等に関する内閣府令(平成 19 年内閣府令第 52 号)第307 条で定める格付関係者を言います。

3. 格付先

法人の信用格付における当該法人および金融商品の信用格付における当該金融商品の発行者を言います。

4. 関連業務

信用格付業以外の業務であって、信用格付行為に関連する業務を言います。

5. その他業務

信用格付業以外の業務であり、かつ、関連業務以外の業務を言います。

6. 有価証券

金融商品取引法第 2 条で定める「有価証券」を言います。

（実施期日）

第 2 条　本行動規範は、2012 年 12 月 19 日から実施します。